UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

5 January 2010

Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:  CRH plc FY2009 Trading Update Statement

5 January 2010

FULL YEAR 2009 TRADING UPDATE STATEMENT

Profit

Group sales, on a like-for-like basis, declined by 18% in the second half of 2009, a modest improvement on the 21% first half fall, while benefits from cost reduction measures combined with more moderate energy-related input costs than in second half 2008, resulted in an easing in the rate of profit decline experienced in the first half. Against this backdrop CRH expects to deliver full-year 2009 EBITDA close to €1.8 billion (2008: €2.665 billion) with profit before tax of approximately €0.75 billion (2008: €1.628 billion) prior to asset impairment charges, in line with the guidance provided in CRH's Interim Management Statement of 10 November. This would represent a decline of approximately one-third in EBITDA and of approximately 55% in PBT. Profit is stated after once-off charges of €0.2 billion associated with cost reduction action taken in 2009.

The expected 2009 profit outturn reflects an adverse currency translation impact compared with 2008 of approximately €45 million principally attributable to a weaker average Polish Zloty/€ exchange rate of 4.3276 (2008: 3.5121) offset in part by a stronger average US$ / € exchange rate of 1.3948 (2008: 1.4708).

The full year depreciation and amortisation charge is estimated at approximately €0.8 billion before asset impairment charges. We expect that full year profit on disposals of fixed assets will be less than half last year's level of €69 million and that the Group's share of associates' profit after tax will be approximately one-third lower than in 2008 (€61 million).

Cash Flow

Cash flow in the second half of the year was particularly strong with a reduction in net debt from €5.1 billion at 30 June to under €4.0 billion at 31 December after second half acquisition expenditure of close to €0.2 billion. Overall for 2009, an intensified focus on cash generation, excellent working capital management and restrained capital expenditure, together with proceeds of €1.24 billion from the March 2009 Rights Issue, resulted in a reduction in net debt of over €2 billion from €6.1 billion at end 2008. The expected end-2009 net debt to EBITDA ratio of just over 2 times is one of the strongest in our sector.

Development & Capital Expenditure

Total acquisition spend in 2009 amounted to approximately €0.45 billion on a total of 17 transactions. First half expenditure included the purchase of a 26% associate stake in Yatai Cement, the leading cement manufacturer in north-eastern China plus 6 other acquisitions across the Group's Materials and Distribution segments. Second half spending of €0.17 billion is outlined in the Development Strategy Update released today. This principally comprises 4 important bolt-on transactions in our Americas Materials Division completed over the past two months plus 6 smaller Materials transactions in Poland, China and the US.

Management remains firmly concentrated on operational delivery and development activity continues to be focussed on acquisition opportunities that offer compelling value and exceptional strategic fit. This emphasis is also reflected in capital expenditure which has been adjusted across the Group to reflect the reduced demand environment. 2009 capital expenditure of €0.5 billion was approximately half 2008's €1.04 billion.

The Group remains very well positioned to take advantage of further appropriate development prospects and we continue to pursue opportunities in CRH's traditional rigorous and disciplined manner.

Europe Materials

In Poland, our second half cement volumes were in line with 2008 levels following a 25% first half decline, while the sharp first-half volume declines in the Ukraine moderated through the second half. Switzerland continued to perform well throughout the year. However, the demand trends evident through the first half in Ireland, Spain, Finland and Portugal continued broadly unchanged through to year-end. Against this backdrop, it is expected that full year EBITDA will be down approximately 45% on the 2008 outturn of €0.806 billion, with roughly €70 million of the decline attributable to the negative translation impact of the weaker Polish Zloty and Ukrainian Hryvnia.

Europe Products

The demand patterns evident across our Europe Products operations in the first half of 2009, which resulted in a like-for-like sales decline of 19%, continued at broadly similar levels in the second half.  However, the final quarter saw signs of improvement in UK brick demand as house-builders and merchants began to rebuild inventories. This combined with the benefit of significant restructuring measures is expected to result in a full year EBITDA outcome approximately 30% lower than the 2008 outturn of €0.392 billion.

Europe Distribution

Profitability was impacted by weaker new residential construction activity and declining consumer confidence. DIY operations, having outperformed Builders Merchants operations in the first half of the year, faced tougher demand conditions in the second half. With a fall of approximately 10% in like-for-like sales, we expect to report an EBITDA decline of approximately 25% on the €0.258 billion achieved in 2008.

Europe Overall

Overall for Europe, with the strength of the euro impacting the translation of non-eurozone results, full year EBITDA is expected to show a decline of the order of 40% on the €1.456 billion reported in 2008.

Americas Materials

This division performed robustly throughout 2009 with strong cost and commercial delivery. While lower private sector demand had a significant negative impact on volumes, infrastructure activity gained momentum through the second half as state authorities began to release projects financed by the American Recovery and Reinvestment Act (ARRA). With lower input costs for energy, targeted cost reduction measures and ongoing price increases, margins expanded overall in 2009. However with lower sales revenues, EBITDA for the year is expected to show a low-teen percentage decline on the 2008 outcome of $1.065 billion.

Americas Products

While the fourth quarter of 2009 saw wider indications of stabilisation in new US residential construction this had little or no impact on demand on the ground. Meanwhile, ongoing reductions in US non-residential construction activity continued to impact our operations and the pace of organic sales decline seen in the first half of the year continued with underlying sales for the year in US$ terms down by over 25%. As a result, and despite the benefit of significant cost action, we expect full year EBITDA to show a decline of approximately 55% on 2008's $0.543 billion.

Americas Distribution

The Exterior Products segment was adversely affected by weak consumer confidence and poor weather conditions in the northern US states in the first half of the year. While the pace of decline stabilised in the second half, it was accompanied by a deterioration in sales for our Interior Products segment which is more non-residential oriented.  As a result EBITDA for the full year is expected to show a decline of approximately 70% on the $0.17 billion reported in 2008.

Americas Overall

For the full year we expect a fall of approximately 30% in US$ EBITDA compared with last year's US$1.778 billion. Based on the average 2009 US$/euro exchange rate of 1.3948 (2008: 1.4708), this would result in a euro EBITDA decline of just over 25% (2008: €1.2 billion).

Finance

Net finance cost for 2009, including non-cash adjustments required under International Financial Reporting Standards (mainly relating to pensions and discounting of provisions), is expected to show a decline on 2008's €343 million.

CRH remains well positioned in terms of debt facilities and maturity profile. Corporate debt actions in 2009 included a debut issue in the Eurobond market raising €0.75 billion and the purchase of $51.3 million of the outstanding 6.40% US$ Bonds due in 2033.  Year end net debt of under €4 billion comprised gross debt of approximately €5.3 billion offset by cash and liquid investments of approximately €1.4 billion. Unutilised bank term facilities amounted to approximately €2 billion at end-December.

Cost Reduction Programme

We continue to focus on operational excellence initiatives across the Group's operations and have put in place a range of measures which combined are projected to deliver total annualised gross savings of circa €1,650 million over the period 2007-2010 with total costs to implement of €305 million. This represents an increase of €200 million in savings and €55 million in implementation costs on the €1,450 million of savings and €250 million of implementation costs announced in July 2009.  Approximately 40% of the total gross savings of €1,650 million is estimated to be permanent in nature.

A total of €200 million of implementation costs have been taken in 2009 and we anticipate a further circa €45 million of implementation costs in 2010. Incremental savings in 2010, after implementation costs, are estimated at approximately €260 million. A summary of our cumulative cost action has been included in the accompanying presentation to this announcement.

Outlook

News flow surrounding economic developments and financial markets over recent months has been more positive than in the first half of 2009, with low interest rate policies continuing to be adopted across CRH's main regions. Nevertheless, trading conditions remain difficult and the timing of any sustained pick-up in developed world construction demand is unclear. Management remains focussed on ongoing cost reduction and operational initiatives which will benefit our performance in 2010. These measures, together with a strong balance sheet and cash generating capability, leave CRH well-positioned to respond to evolving demand patterns across its markets and to pursue development opportunities which offer compelling value and strategic fit.

This Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8.00 a.m. GMT on 5 January 2010 to discuss this statement. The dial-in number is +44 207 162 0025. A recording of the conference call will be available from 10.00 a.m. GMT on 5 January 2010 by dialling +44 207 031 4064. The security code for the replay will be 853261. A presentation to accompany this call is available on CRH's website at www.crh.com .

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee	Chief Executive
Glenn Culpepper	Finance Director
Éimear O’Flynn	Head of Investor Relations
Maeve Carton	Head of Group Finance

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date 5 January 2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director